

TRANSMISSÃO PAULISTA

RECEIVED
2005 APR -7 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, March 30, 2005 *Ref. CT/F/01096/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

05007060

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on March 14, 2005, regarding the decisions of the Board of Directors, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 127th MEETING OF THE BOARD OF DIRECTORS

On March 14, 2005, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting and justified the absence of the councilmember Ms. Claudia Maria Costin. ... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Inclusion of *Complexo Anhangüera* Undertaking in the Pluriannual Budget 2005-2008 of the Company, as well as its respective implementation"**, registering the presence of the President and Chief Executive Officer of the Company, Mr. José Sidnei Colombo Martini, of the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, of the Technical Director, Mr. Celso Sebastião Cerchiari, and of the Administrative Director, Mr. Gerson Amauri Fontoura da Silva Kozma, that presented the matter based on the Executive Committee Resolution No. 1237/02/264, of 02/15/2005, on the Executive Committee Resolution No. 010/02/008, of 01/19/2005, on the Proposals to the Board of Directors and on the transparent sheets shown, that make part of the document of the meeting. After given the clarifications requested, the Chairman of the Board of Directors put the matter to discussion and voting, resulting unanimously **approved** the following: 1) Inclusion of the *Complexo Anhangüera* undertaking in the Pluriannual Budget 2005-2008 of the Company, comprising the 345/230/138-88 kV substation, the Transmission Line in 345 kV Anhangüera-Guarulhos double circuit and the 345 kV line inlet modulus in Guarulhos substation in Furnas, as established in ANEEL Resolution No. 64, of


TRANSMISSÃO
PAULISTA

January 31, 2005, in the estimated total amount of R$366,000,000.00, according to the following table:

R$ million

INVESTMENTS	2005	2006	2007	2008	Total
1. Approved (*)	450	460.3	460.3	460.3	1,830.9
2. Complexo Anhangüera	73.2	256.2	36.6	-	366.0
3. Total Revised	**523.2**	**716.5**	**496.9**	**460.3**	**2,196.9**

(*) approved by the Board of Directors on 12/06/2004.

2) implementation of the *Complexo Anhagüera* undertaking through bidding in the form contracted by global price (turnkey), according to Law No. 8.666/93, covering:

BIDDING
- 345/230/138-88 kV substation
- Anhangüera-Guarulhos TL
- Guarulhos substation modulus

....

Following, the Chairman of the Board of Directors passed on to item IV of the agenda, "Financial Statements as of the fiscal year ended on 12/31/2004. Call to the Ordinary and Extraordinary General Shareholders' Meeting", registering the presence of the President and Chief Executive Officer of CTEEP, Mr. José Sidnei Colombo Martini, of the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, of the Administrative Director, Mr. Gerson Amauri Fontoura da Silva Kozma, of the Technical Director, Mr. Celso Sebastião Cerchiari, of the Accountant of the Company, Mr. Clóvis José Rossi, as well as of the members of the Audit Committee, Ms. Ana Maria Linhares Richtman, Mr. Carlos Alberto Pontelli, Mr. João Paulo Pombeiro Gomes, Mr. Raimundo Francisco Alencar de Melo and Mr. Rômulo Rodrigues, and of the representative of Deloitte Touche Tohmatsu, Mr. Maurício Pires de Andrade Resende. Using the floor, Mr. Cláudio Cintrão Forghieri submitted the matter, basing on the Executive Committee Resolution No. 1271/06/267, of 03/08/2005, on the Proposal to the Board of Directors and on the transparent sheets


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shown, that make part of the documents of the meeting. After given the clarifications requested, the Chairman of the Board of Directors put the matter to discussion and vote, resulting unanimously approved the following: 1) Report of the Administration and Financial Statements of the Company, regarding the fiscal year ended on December 31, 2004; 2) the Capital Budget for 2005 and 2006, for the purposes foreseen in article 196 of Law No. 6.404/76; 3) maintenance of the Profit remaining balance regarding the fiscal year of 2004, in the amount of R$257,869,789.15 in the Retained Earnings account, according to article 196, of Law 6.404/76, and article 8, of CVM Instruction 59/86; 4) imputation of R$75,000,000.00 of remuneratory interest on own capital, equivalent to R$0.5023946 per lot of one thousand shares, whose credit was previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws, from which R$27,177,000.00 were paid on 12/02/2004; and 5) payment of 47,823,000.00, to be paid on June 23, 2005, regarding the gross value of the remuneratory interest on own capital, equivalent to R$0.3203460, per lot of one thousand shares, whose credit was approved by the Board of Directors on 11/22/2004 and accounted on 12/31/2004, being observed the withholding at source. The Proposal to the Board of Directors of the Ordinary and Extraordinary General Shareholders' Meetings and the respective Call were also approved. ....
These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Helena Kerr do Amaral, Luiz de Freitas Bueno, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, March 14, 2005

Mauro Guilherme Jardim Arce Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors